EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter and Full Year Results

  Fourth Quarter Revenues Up 13%; 8% Organic Growth
  Robust Annual Revenue and Earnings Growth

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2018	2017	2018	2017

Revenues (millions)	$503.3	$443.6	$1,931.5	$1,729.0
Adjusted EBITDA (millions) (note 1)	48.7	39.5	190.6	159.3
Adjusted EPS (note 2)	0.62	0.49	2.61	1.99

GAAP Operating Earnings	28.8	26.7	127.6	105.0
GAAP EPS	0.31	0.38	1.80	1.41

TORONTO, Feb. 06, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2018. All amounts are in US dollars.

Revenues for the fourth quarter were $503.3 million, a 13% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $48.7 million, up 23%, and Adjusted EPS (note 2) was $0.62, up 27% from the prior year quarter. GAAP Operating Earnings were $28.8 million, relative to $26.7 million in the prior year period. GAAP diluted EPS was $0.31 per share in the quarter, compared to $0.38 for the same quarter a year ago.

For the year ended December 31, 2018, revenues were $1.93 billion, a 12% increase relative to the prior year. Adjusted EBITDA was $190.6 million, up 20%, and Adjusted EPS was $2.61, up 31% versus the prior year of $1.99. GAAP Operating Earnings were $127.6 million, compared to $105.0 million in the prior year period. GAAP diluted EPS for the year was $1.80, relative to $1.41 in the prior year.

“We are pleased to report a very robust fourth quarter of financial results, cementing our strong performance throughout 2018. All of our major service lines capped off the year with higher than expected organic growth,” said Scott Patterson, Chief Executive Officer of FirstService. “This strong finish reinforces our confidence around the positioning of our businesses as we kick off the new year.”

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$1.9 billion in annual revenues and has more than 19,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $312.0 million for the fourth quarter, up 7% relative to $290.9 million in the prior year quarter. The revenue increase was comprised of 5% organic growth and the balance from recent acquisitions. Top-line growth was driven by our core property management and other labour-driven services. Adjusted EBITDA was $25.9 million, compared to $23.4 million reported in the prior year period. Fourth quarter margin expansion resulted from effective labour cost management relative to the prior year quarter. GAAP Operating Earnings were $20.2 million, versus $17.5 million for the fourth quarter of last year.

FirstService Brands revenues totalled $191.3 million, up 25% versus $152.7 million in the prior year period. The increase was comprised of 14% organic growth and the balance from recent acquisitions. Very strong organic growth for the quarter was driven by our company-owned operations at Paul Davis Restoration, California Closets and Century Fire Protection, as well as our largest franchised service lines. Adjusted EBITDA for the quarter was $23.9 million, up 24% versus the prior year quarter. GAAP Operating Earnings were $11.0 million, versus $13.1 million in the prior year quarter. The division operating earnings margin was lower in the quarter due to $4.9 million of non-recurring expenses related to the wind-down of our Service America operations (see below).

Corporate costs, as presented in Adjusted EBITDA were $1.2 million in the fourth quarter, relative to $3.1 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $2.4, relative to $3.9 million in the prior year period. The decrease in the current quarter primarily reflects the impact of foreign exchange.

Segmented Full Year Results
FirstService Residential revenues were $1.25 billion, up 7% relative to 2017, with the increase comprised of 4% organic growth and 3% from recent acquisitions. Organic growth was primarily driven by competitive contract wins across our markets. Adjusted EBITDA was $112.8 million, up 13% versus the prior year, with related margin expansion driven by continued operating improvements and further optimization of our labour resources. GAAP Operating Earnings were $89.0 million, compared to $77.6 million in the prior year.

FirstService Brands revenues for the year totalled $676.6 million, up 22% versus the prior year, comprised of 9% organic growth and the balance from recent acquisitions. Organic growth was largely due to double-digit revenue growth at our California Closets and Century Fire company-owned operations and within our franchised operations which largely benefit from strong home improvement spending. Adjusted EBITDA for the year was $88.4 million, up 23% relative to the prior year. GAAP Operating Earnings were $55.0 million, versus $44.0 million a year ago.

Corporate costs, as presented in Adjusted EBITDA, were $10.5 million for the full year, relative to $12.3 million in the prior year. On a GAAP basis, corporate costs were $16.5 million, relative to $16.6 million a year ago.

Stock Repurchases
During the year, the Company repurchased 130,436 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid (“NCIB”) at an average price of $68.98 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 3,099,564 Subordinate Voting Shares under its NCIB, which expires on August 23, 2019.

Wind-Down of Service America Operations
During the fourth quarter, FirstService made the decision to wind-down its Service America operations, one of eight property service lines reported within the FirstService Brands division. We have previously indicated that Service America was a small, non-core business, with declining revenues, poor profitability and limited growth prospects. The wind-down allows us to reallocate our management resources and capital towards our other attractive and growing businesses. In connection with the wind-down, we have realized substantially all of the costs to cease operations in our fourth quarter financial results. The operating losses incurred by Service America during 2018 did not significantly impact our consolidated full year results. During the fourth quarter, we incurred non-recurring wind-down charges, including transaction costs and accelerated depreciation expense, which negatively impacted our consolidated GAAP Operating Earnings by $4.9 million and our GAAP EPS by $0.10 for the period. Our Adjusted EBITDA for the fourth quarter was not impacted by these charges.

Impact of New Revenue Recognition Standard
As previously disclosed in all prior quarters of 2018, FirstService adopted, in accordance with U.S. GAAP effective January 1, 2018, the New Revenue Recognition Standard to all contracts using the full retrospective method. Our prior year 2017 financial results as reported herein have been recast in accordance with the New Revenue Standard to provide a consistent comparison to the 2018 fiscal year-end results. The effect of the New Revenue Standard on the prior year consolidated fourth quarter results was an increase of $5.5 million to our revenues, a decrease of $1.0 million to our Adjusted EBITDA, and a decrease of $0.02 to our Adjusted EPS. On a full year basis, our prior year 2017 recast consolidated results include a $23.6 million increase in revenues, a $2.7 million decrease in Adjusted EBITDA and a $0.04 decrease to our Adjusted EPS. The New Revenue Recognition Standard does not have any impact on our cash flow from operations.

Conference Call & Presentation
FirstService will be holding a conference call on Wednesday, February 6, 2019 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2017 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; and (vii) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2018	2017	2018	2017

Net earnings	$19,787	$24,024	$90,280	$75,047
Income tax	5,801	191	24,922	21,568
Other expense (income)	(176)	2	(254)	(1,520)
Interest expense, net	3,435	2,489	12,620	9,867
Operating earnings	28,847	26,706	127,568	104,962
Depreciation and amortization	15,809	11,816	52,772	42,049
Goodwill impairment charge	-	-	-	6,150
Acquisition-related items	2,777	68	4,504	2,019
Stock-based compensation expense	1,220	895	5,767	4,132
Adjusted EBITDA	$48,653	$39,485	$190,611	$159,312

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; (vi) a stock-based compensation tax adjustment related to a US GAAP change; and (vii) an income tax recovery on the enactment of US Tax Reform. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings per common share to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2018	2017	2018	2017

Net earnings	$19,787	$24,024	$90,280	$75,047
Non-controlling interest share of earnings	(2,292)	(1,487)	(11,180)	(8,228)
Acquisition-related items	2,777	68	4,504	2,019
Amortization of intangible assets	4,522	4,014	17,515	14,354
Goodwill impairment charge	-	-	-	6,150
Stock-based compensation expense	1,220	895	5,767	4,132
Stock-based compensation tax adjustment for US GAAP change	(769)	(2,530)	(3,893)	(8,460)
Income tax recovery on enactment of US Tax Reform	-	(2,514)	-	(2,514)
Income tax on adjustments	(2,459)	(4,317)	(7,020)	(9,586)
Non-controlling interest on adjustments	(199)	(82)	(586)	(356)
Adjusted net earnings	$22,587	$18,071	$95,387	$72,558

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2018	2017	2018	2017

Diluted net earnings (loss) per share	$0.31	$0.38	$1.80	$1.41
Non-controlling interest redemption increment	0.17	0.23	0.36	0.42
Acquisition-related items	0.05	-	0.09	0.05
Amortization of intangible assets, net of tax	0.09	0.07	0.35	0.23
Goodwill impairment charge, net of tax	-	(0.07)	-	0.10
Stock-based compensation expense, net of tax	0.02	0.02	0.12	0.08
Stock-based compensation tax adjustment for US GAAP change	(0.02)	(0.07)	(0.11)	(0.23)
Income tax recovery on enactment of US Tax Reform	-	(0.07)	-	(0.07)
Adjusted earnings per share	$0.62	$0.49	$2.61	$1.99

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2018	2017	2018	2017

Revenues	$503,313	$443,637	$1,931,473	$1,729,031

Cost of revenues	347,257	297,708	1,320,252	1,188,814
Selling, general and administrative expenses	108,623	107,339	426,377	385,037
Depreciation	11,287	7,802	35,257	27,695
Amortization of intangible assets	4,522	4,014	17,515	14,354
Goodwill impairment charge	-	-	-	6,150
Acquisition-related items (1)	2,777	68	4,504	2,019
Operating earnings	28,847	26,706	127,568	104,962
Interest expense, net	3,435	2,489	12,620	9,867
Other expense (income)	(176)	2	(254)	(1,520)
Earnings before income tax	25,588	24,215	115,202	96,615
Income tax	5,801	191	24,922	21,568
Net earnings	19,787	24,024	90,280	75,047
Non-controlling interest share of earnings	2,292	1,487	11,180	8,228
Non-controlling interest redemption increment	6,158	8,538	13,235	15,367
Net earnings attributable to Company	$11,337	$13,999	$65,865	$51,452

Net earnings per common share
Basic	$0.32	$0.39	$1.83	$1.43
Diluted	0.31	0.38	1.80	1.41

Adjusted earnings per share (2)	$0.62	$0.49	$2.61	$1.99

Weighted average common shares (thousands)
Basic	35,989	35,908	35,952	35,909
Diluted	36,587	36,584	36,571	36,559

(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2018	December 31, 2017

Assets
Cash and cash equivalents	$66,340	$57,187
Restricted cash	13,504	9,707
Accounts receivable	239,925	185,762
Other current assets	95,303	73,723
Current assets	415,072	326,379
Other non-current assets	10,347	9,919
Deferred income tax	-	780
Fixed assets	98,102	85,424
Goodwill and intangible assets	483,953	425,764
Total assets	$1,007,474	$848,266

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$174,281	$159,288
Other current liabilities	48,751	51,657
Long-term debt - current	3,915	2,751
Current liabilities	226,947	213,696
Long-term debt - non-current	330,608	266,874
Other liabilities	55,531	56,756
Deferred income tax	6,577	946
Redeemable non-controlling interests	151,585	117,708
Shareholders' equity	236,226	192,286
Total liabilities and equity	$1,007,474	$848,266

Supplemental balance sheet information
Total debt	$334,523	$269,625
Total debt, net of cash	268,183	212,438

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2018	2017	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$19,787	$24,024	$90,280	$75,047
Items not affecting cash:
Depreciation and amortization	15,809	11,815	52,772	42,049
Goodwill impairment charge	-	-	-	6,150
Deferred income tax	1,603	(6,907)	1,989	(7,110)
Other	297	939	5,837	5,664
	37,496	29,871	150,878	121,800

Changes in operating assets and liabilities	(19,424)	9,498	(51,417)	(6,165)
Net cash provided by operating activities	18,072	39,369	99,461	115,635

Investing activities
Acquisition of businesses, net of cash acquired	(6,916)	(4,524)	(59,444)	(39,573)
Purchases of fixed assets	(10,864)	(10,182)	(40,597)	(36,257)
Other investing activities	(1,178)	(1,127)	(6,158)	(3,831)
Net cash used in investing activities	(18,958)	(15,833)	(106,199)	(79,661)

Financing activities
Increase (decrease) in long-term debt, net	4,207	(25,130)	62,288	17,422
Purchases of non-controlling interests, net	(468)	(1,471)	(2,400)	(6,939)
Dividends paid to common shareholders	(4,856)	(4,398)	(18,780)	(17,141)
Repurchases of subordinate voting shares	(3,057)	(3,555)	(8,998)	(17,085)
Distributions paid to non-controlling interests	(1,105)	(1,455)	(6,913)	(4,504)
Other financing activities	(1,856)	645	(4,755)	1,919
Net cash provided by (used in) financing activities	(7,135)	(35,364)	20,442	(26,328)

Effect of exchange rate changes on cash	(500)	(67)	(754)	414

Increase (decrease) in cash, cash equivalents and restricted cash	(8,521)	(11,895)	12,950	10,060

Cash, cash equivalents and restricted cash, beginning of period	88,365	78,789	66,894	56,834

Cash, cash equivalents and restricted cash, end of period	$79,844	$66,894	$79,844	$66,894

Segmented Results
(in thousands of US$)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2018
Revenues	$312,001	$191,312	$-	$503,313
Adjusted EBITDA	25,931	23,897	(1,175)	48,653
Operating earnings	20,234	11,019	(2,406)	28,847

2017
Revenues	$290,948	$152,689	$-	$443,637
Adjusted EBITDA	23,418	19,198	(3,131)	39,485
Operating earnings	17,466	13,147	(3,907)	26,706

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2018
Revenues	$1,254,840	$676,633	$-	$1,931,473
Adjusted EBITDA	112,753	88,368	(10,510)	190,611
Operating earnings	89,043	54,988	(16,463)	127,568

2017
Revenues	$1,174,332	$554,699	$-	$1,729,031
Adjusted EBITDA	99,869	71,740	(12,297)	159,312
Operating earnings	77,569	43,990	(16,597)	104,962

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500